SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549



                                  SCHEDULE 13G/A



                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*

                             APAC TeleServices, Inc.
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                   00185E 10 6
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                  SCHEDULE 13G

CUSIP No.  00185E 10 6
___________________________________________________________________________
1    NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Theodore G. Schwartz
___________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) / /

___________________________________________________________________________
3    SEC USE ONLY

___________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States Citizen
___________________________________________________________________________
                    5    SOLE VOTING POWER
  NUMBER OF
                         19,718,000
   SHARES           _______________________________________________________
                    6    SHARED VOTING POWER
BENEFICIALLY
                         0
  OWNED BY          _______________________________________________________
                    7    SOLE DISPOSITIVE POWER
    EACH
                         19,718,000
  REPORTING         _______________________________________________________
                    8    SHARED DISPOSITIVE POWER
 PERSON WITH
                         0
___________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     19,718,000
___________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                                         / /


___________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     40.5%
___________________________________________________________________________
12   TYPE OF REPORTING PERSON*

     IN
___________________________________________________________________________

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a) Name of Issuer:

     APAC TeleServices, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

     One Parkway North Center
     Deerfield, Illinois  60015

Item 2(a) Name of Person Filing:

     Theodore G. Schwartz

Item 2(b) Address of Principal Business Office:

     APAC TeleServices, Inc.
     One Parkway North Center
     Deerfield, Illinois  60015

Item 2(c) Citizenship:

     United States

Item 2(d) Title of Class of Securities:

     Common Stock, $.01 par value per share

Item 2(e) CUSIP Number:

     00185E 10 6

Item 3. Not applicable, reporting person is filing this Schedule 13G pursuant to Rule 13d-1(c).

Item 4.   Ownership:

     (a)  Amount Beneficially Owned:

          As of December 31, 1997, the number of shares of the issuer's Common Stock beneficially owned by Theodore G. Schwartz was 19,718,000.

     (b)  Percent of Class:

          As of December 31, 1997, the percent of the issuer's Common Stock beneficially owned by Theodore G. Schwartz was approximately 40.5%.

     (c)  The number of shares of the issuer's Common Stock as to which Theodore
          G. Schwartz has:

          (i)    sole power to vote or to direct the vote is 19,718,000;

          (ii)   shared power to vote or to direct the vote is -0-;

          (iii)  sole power to dispose or to direct the          disposition is
                 19,718,000;

          (iv)   shared power to dispose or to direct the        disposition is
                 -0-.

Item 5.   Ownership of Five Percent or Less of a Class:

     Not applicable.

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person:

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

     Not applicable.

Item 8.   Identification and Classification of Member of the Group:

     Not applicable.

Item 9.   Notice of Dissolution of Group:

     Not applicable.

Item 10.  Certification:

     Not applicable, reporting person is filing this Schedule 13G pursuant to Rule 13d-1(c).



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 11, 1998

                                        /s/ Theodore G. Schwartz
                                        Theodore G. Schwartz




Attention:       Intentional misstatements or omissions of fact constitute
                 Federal criminal violations.  (See 18 U.S.C. 1001)